SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐         No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐         No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

2018 Income Tax Affidavit.

Autonomous City of Buenos Aires, May 13th 2019

Messrs.

SECURITIES AND EXCHANGE COMMISSION

RE: Relevant Event – 2018 Income Tax Affidavit.

To whom it may concern:

The Board of Directors decided at the meeting held today, and after close consideration of Tax Reform prescribed by Law 27.430 and the recent adoption of Law 27.468, to file its income tax affidavit and pay the corresponding tax to the Internal Revenue Service for the 2018 fiscal year, taking into account inflation adjustment proceedings in accordance with section 95 a) and e) of Law 20.628 and amendments thereof.

Whereas, (i) the application of the inflation adjustment prescribed by Law 20.628 has been suspended according to Section 39 of Law 24.073, Section 4 of Law 25.561, Section 5 of Decree-Law N° 214 of the year 2002 and relating provisions; and that (ii) the recent tax reform created the parameters for the enforcement of inflation adjustment as per Title VI of the Income Tax Law, which is not applicable for the year 2018, since the Consumer Price Index has not exceeded 55 % for 2018, according to Law 27.468; therefore, the Board of Directors decided to file a declarative judgment requesting the unconstitutionality the above mentioned rules, because of the confiscatory effect of the particular case.

Moreover, it is hereby informed that our entity has created today a provision for any contingency which may arise from this decision regarding the Income Tax for the fiscal year 2018.

Truly yours,

BBVA BANCO FRANCES S.A.

Ernesto Gallardo Market Relations Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 13, 2019	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer